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                          June 8, 2023

       L. Kian Granmayeh
       Chief Financial Officer
       Carriage Services Inc.
       3040 Post Oak Blvd., Suite 300
       Houston, Texas 77056

                                                        Re: Carriage Services
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2023
                                                            File No. 333-272350

       Dear L. Kian Granmayeh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Adam K. Nalley